UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 19)

MICROSTRATEGY INCORPORATED

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

594972 40 8

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 594972 40 8

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Michael J. Saylor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,401,858 shares(1)(2)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 2,401,858 shares(1)(2)
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,401,858 shares(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.9%(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Reflects the beneficial ownership of shares of class A common stock (“Shares”) by the Reporting Person as of December 31, 2023 and consists of (i) 400,000 Shares that were able to be acquired through the exercise of a fully vested stock option held by the Reporting Person (the “Vested Stock Option”), (ii) 1,961,668 Shares that were able to be acquired through the conversion of shares of class B common stock held by Alcantara LLC, a Delaware limited liability company, of which the Reporting Person is the sole member, and (iii) 40,190 Shares held by a charitable foundation of which the Reporting Person serves as sole trustee, and with respect to which the Reporting Person disclaims beneficial ownership. The Reporting Person does not have any pecuniary or other economic interest in the Shares held by the charitable foundation, nor in any transactions with respect to such Shares.

(2)

Following December 31, 2023 and through February 13, 2024, the Reporting Person sold 150,000 Shares underlying the Vested Stock Option pursuant to the terms of a 10b5-1 trading plan (the “Trading Plan”) entered into by the Reporting Person on September 19, 2023. Under the Trading Plan, the Reporting Person expects to exercise and sell an additional 5,000 Shares underlying the Vested Stock Option on each trading day following February 13, 2024 through April 25, 2024, subject to a minimum price condition, accounting for all remaining Shares underlying the Vested Stock Option. To the extent less than 5,000 Shares are exercised and sold on a given trading day, the Trading Plan provides that the balance can be added to the number of Shares to be exercised and sold on any future trading day up to and including April 26, 2024, which is the last date on which Shares may be exercised and sold under the Trading Plan.

(3)

This percentage is calculated based on 14,904,100 Shares outstanding as of December 31, 2023 as reported in the issuer’s earnings release, dated February 6, 2024, for its fourth quarter ended December 31, 2023.

Item 1 (a). Name of Issuer:

MicroStrategy Incorporated

Item	1 (b). Address of Issuer’s Principal Executive Offices:

1850 Towers Crescent Plaza

Tysons Corner, VA 22182

Item	2 (a). Name of Person Filing:

Michael J. Saylor

Item	2 (b). Address of Principal Business Office:

1850 Towers Crescent Plaza

Tysons Corner, VA 22182

Item	2 (c). Citizenship:

United States

Item	2 (d). Title of Class of Securities:

Class A Common Stock

Item	2 (e). CUSIP Number:

594972 40 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable

Item 4.	Ownership:

The	below information is presented as of December 31, 2023.

(a)	Amount Beneficially Owned: 2,401,858 shares

(b)	Percent of Class: 13.9%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 2,401,858 shares

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 2,401,858 shares

(iv)	shared power to dispose or to direct the disposition of: 0

Following December 31, 2023 and through February 13, 2024, the Reporting Person sold 150,000 Shares underlying the Vested Stock Option pursuant to the terms of the Trading Plan. Under the Trading Plan, the Reporting Person expects to exercise and sell an additional 5,000 Shares underlying the Vested Stock Option on each trading day following February 13, 2024 through April 25, 2024, subject to a minimum price condition, accounting for all remaining Shares underlying the Vested Stock Option. To the extent less than 5,000 Shares are exercised and sold on a given trading day, the Trading Plan provides that the balance can be added to the number of Shares to be exercised and sold on any future trading day up to and including April 26, 2024, which is the last date on which Shares may be exercised and sold under the Trading Plan.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

See Exhibit 1.

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 14, 2024		/s/ Michael J. Saylor
Michael J. Saylor

Alcantara LLC

	by:	/s/ Michael J. Saylor
Michael J. Saylor, Sole Member